Exhibit 99.1

Consolidated Financial Statements

Student Transportation Inc.

For the three and nine months ended March 31, 2016 and 2015

Student Transportation Inc.

Consolidated Financial Statements

For the three and nine months ended March 31, 2016 and 2015

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	March 31, 2016	June 30, 2015
Assets
Current assets:
Cash and cash equivalents	$4,204	$5,333
Accounts receivable, net of allowance for doubtful accounts of
$122 and $126 at March 31, 2016 and June 30, 2015, respectively	78,742	55,275
Inventory	4,414	4,148
Prepaid expenses	14,751	9,721
Other current assets	5,471	3,443
Total current assets	107,582	77,920

Investment in investee	-	1,776
Other assets	19,468	20,384
Property and equipment, net	232,881	231,296
Oil and gas interests, net	5,989	7,713
Other intangible assets, net	59,457	61,899
Goodwill	141,484	134,939
Total assets	$566,861	$535,927

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$841	$2,230
Accrued expenses and other current liabilities	63,859	67,396
Total current liabilities	64,700	69,626

Long-term debt	267,740	204,936
Asset retirement obligation	603	575
Deferred income tax liability	40,810	41,558
Class B Series Three common share liability	2,836	1,993
Other liabilities	20,080	17,432
Total liabilities	396,769	336,120

Shareholders' equity
Paid in Share Capital	519,873	517,560
Accumulated deficit	(347,258)	(315,633)
Accumulated other comprehensive loss	(2,523)	(2,120)
Total shareholders’ equity	170,092	199,807
Total liabilities and shareholders’ equity	$566,861	$535,927

See accompanying notes.

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Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015

Revenues	$173,241	$156,314	$434,004	$402,297

Costs and expenses:
Cost of operations	127,775	118,935	334,772	314,429
General and administrative	16,954	14,090	46,125	41,217
Non-cash stock compensation	983	1,231	3,967	4,170
Acquisition expenses	192	-	192	3
Depreciation and depletion expense	14,345	14,268	33,727	33,454
Amortization expense	782	797	2,360	2,431
Impairment of oil and gas assets	-	-	1,200	-
Total operating expenses	161,031	149,321	422,343	395,704

Income from operations	12,210	6,993	11,661	6,593

Interest expense	3,833	4,328	10,821	13,165
Foreign currency loss (gain)	561	(482)	1,287	(378)
Unrealized loss on foreign currency exchange contracts	-	1,528	-	1,970
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	291	4	286	(219)
Other expense (income), net	1,351	(1,216)	(330)	(2,745)
Income (loss) before income taxes and equity in net (loss) income of unconsolidated investment	6,174	2,831	(403)	(5,200)
Equity in net (loss) income of unconsolidated investment	(36)	25	(11)	25
Income tax expense (benefit)	2,369	963	(173)	(1,850)

Net income (loss)	$3,769	$1,893	$(241)	$(3,325)
Weighted average number of shares outstanding-basic	96,698,310	87,142,940	96,524,078	84,479,102
Weighted average number of shares outstanding-diluted	111,301,392	108,640,257	111,127,160	105,977,975
Basic and diluted net income (loss) per common share	$0.04	$0.02	$0.00	$(0.04)
Dividends declared per common share	US $0.11	Cdn $0.14	US $0.33	Cdn $0.42

See accompanying notes.

2

Student Transportation Inc.

Consolidated Statements of Comprehensive Income (Loss)

(000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015

Net income (loss) :	$3,769	$1,893	$(241)	$(3,325)
Other comprehensive income (loss) :
Unrealized gain (loss) on currency translation adjustments	319	2,471	(403)	4,948
Other comprehensive income (loss):	319	2,471	(403)	4,948
Comprehensive income (loss)	$4,088	$4,364	$(644)	$1,623

See accompanying notes.

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Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net loss	-	-	-	(3,325)	(3,325)
Dividends	-	-	-	(31,748)	(31,748)
Common stock issuance	13,052,934	71,999	-	-	71,999
Conversion of debt to common stock	4,965	29	-	-	29
Repurchase of common stock	(73,083)	(401)	-	-	(401)
Other comprehensive income	-	-	4,948	-	4,948
Balance at March 31, 2015	95,801,365	$514,727	$(2,174)	$(312,011)	$200,542

Balance at June 30, 2015	96,141,516	$517,560	$(2,120)	$(315,633)	$199,807
Net loss	-	-	-	(241)	(241)
Dividends	-	-	-	(31,384)	(31,384)
Common stock issuance	1,203,394	4,597	-	-	4,597
Repurchase of common stock	(575,226)	(2,284)	-	-	(2,284)
Other comprehensive loss	-	-	(403)	-	(403)
Balance at March 31, 2016	96,769,684	$519,873	$(2,523)	$(347,258)	$170,092

See accompanying notes.

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Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Operating activities
Net income (loss)	$3,769	$1,893	$(241)	$(3,325)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	2,045	1,026	(497)	(2,101)
Unrealized loss on forward contracts	-	1,528	-	1,970
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	291	4	286	(219)
Unrealized foreign currency (gain) loss	(1,300)	(26)	(1,007)	(342)
Amortization of deferred financing costs	353	461	1,079	1,401
Non-cash stock compensation	983	1,231	3,967	4,170
Equity in net (loss) income from unconsolidated investment	36	(25)	11	(25)
Gain on disposal of fixed assets	(1,305)	(140)	(1,810)	(1,032)
Depreciation and depletion expense	14,345	14,268	33,727	33,454
Amortization expense	782	797	2,360	2,431
Impairment of oil and gas assets	-	-	1,200	-
Changes in current assets and liabilities:
Accounts receivable	763	(6,579)	(23,691)	(33,352)
Prepaid expenses, inventory and other current assets	(656)	3,756	(6,489)	935
Accounts payable	(470)	363	(868)	1,096
Accrued expenses and other current liabilities	20,095	12,295	17,745	10,467
Changes in other assets and liabilities	(1,113)	1,289	(48)	905
Net cash provided by operating activities	38,618	32,141	25,724	16,433

Investing activities
Business acquisitions, net of cash acquired	(5,883)	-	(5,883)	(391)
Equity investment	-	(1,662)	-	(1,662)
Payments on seller debt	-	-	-	(200)
Purchases of property and equipment	(1,972)	(5,403)	(56,851)	(30,995)
Proceeds on sale of equipment	572	265	1,514	1,640
Net cash used in investing activities	(7,283)	(6,800)	(61,220)	(31,608)

Financing activities
Offering of common shares, net of expenses	-	65,634	-	65,634
Redemption of Class B Series Two and Three common shares	(25)	(767)	(265)	(1,645)
Repurchase of common stock	(1,073)	(401)	(2,284)	(401)
Financing fees	-	(59)	(122)	(618)
Common stock dividends	(10,052)	(7,769)	(28,219)	(24,770)
Borrowings on credit facility	26,300	33,250	162,733	127,246
Payments on credit facility	(42,872)	(106,633)	(97,494)	(148,016)
Net cash (used in) provided by financing activities	(27,722)	(16,745)	34,349	17,430

Effect of exchange rate changes on cash	118	(2,297)	18	(2,288)
Net increase (decrease) in cash and cash equivalents	3,731	6,299	(1,129)	(33)
Cash and cash equivalents at beginning of period	473	4,526	5,333	10,858
Cash and cash equivalents at end of period	$4,204	$10,825	$4,204	$10,825

See accompanying notes.

5

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Three common shares (and with the previously outstanding Class B Series Two common shares, the “Class B” common shares) of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8). STI currently holds a 98.1% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2015.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at March 31, 2016. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months

6

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In January 2014, the FASB issued ASU 2014-05, Service Concession Arrangements. This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company adopted this standard for the first quarter of fiscal 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30)-Simplifying the Presentation of Debt Issuance Costs, which simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. The guidance is effective for the annual period ending after December 15, 2015 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 Business Combinations-Simplifying the Accounting for Measurement-Period Adjustment. This ASU eliminates the requirement to retrospectively account for measurement-period adjustment resulting from business combinations. Instead, these adjustments will be recognized in the period the adjustment amount is determined.

7

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

The Company is required to adopt this standard for the first quarter of fiscal 2017. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred taxes by requiring that deferred tax assets and liabilities, along with any valuation allowance, be classified as non current on the balance sheet. The Company is required to adopt this standard for the first quarter of fiscal 2017. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In January 2016, FASB issued ASU 2016-01 Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (except those accounted for under the equity method of accounting or those that result in consolidation of the investee). The guidance also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the guidance eliminates the need for the entity to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company is required to adopt this standard for the first quarter of fiscal 2018. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements, but currently does not anticipate this standard having a material impact on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 Leases (Topic 842). This guidance requires lessees to reflect most leases on their balance sheets. All entities will classify leases to determine how to recognize lease-related revenue and expenses. The Company is required to adopt this standard for the first quarter of fiscal 2020, with early adoption permitted. This standard must be adopted using a modified retrospective approach for leases that existed or are entered into after the beginning of the earliest comparative period presented. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements.

8

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations

During January and February 2016, a wholly-owned subsidiary of the Company purchased the remaining interest in a transportation consulting and management services firm and acquired a second transportation consulting services firm.  Earnings of the acquired companies were included in the Company’s results of operations from the acquisition dates. Total consideration for both firms approximated $7.2 million consisting of $5.9 million in cash, $1.0 million in common stock and $0.3 million in deferred purchase price.  The Company had previously invested $1.7 million in March 2015, to acquire a non-controlling interest in the first transportation consulting and management service firm.  The preliminary purchase price allocation consists of net working capital of $0.8 million, equipment of $0.2 million and goodwill of $7.9 million. The allocation of purchase price is preliminary and may change upon the final determination of working capital and allocation of intangibles. Approximately $0.1 million of acquisition related costs have been recognized as an expense in the statement of operations during the first nine months of fiscal year 2016. The goodwill attributable to these acquisitions includes the opportunity to expand within the market place and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

4. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	March 31, 2016		June 30, 2015
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$115,400	$-	$50,421
Convertible Debentures	-	117,340	-	119,515
Senior Secured Notes	-	35,000	-	35,000
	$-	$267,740	$-	$204,936

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at March 31, 2016.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At March 31, 2016 there are no preferred shares issued and outstanding.

9

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5. Common Shares (continued)

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 894,233 and 1,069,934 common shares during the nine months ended March 31, 2016 and 2015, respectively. The shares issued pursuant to the Plan represent non-cash dividends with values of $3.6 million and $6.4 million, for the nine months ended March 31, 2016 and 2015, respectively, which have been recorded as a non-cash financing activity in each period. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the Canadian dollar closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount and converted into U.S. dollars at the daily Bank of Canada noon exchange rate posted on the last trading day of such five day period.

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2015. Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to 8,403,185 Common Shares in the twelve month period commencing October 26, 2015 and ending on October 26, 2016, subject to the Company’s senior debt agreement requirements. During the nine months ended March 31, 2016, the Company repurchased a combined total of 575,226 shares with a value of $2.3 million, under both the previous and the renewed NCIB. During the nine months ended March 31, 2015, the Company repurchased 73,083 with a value of approximately $0.4 million under the NCIB that was in effect at the time.

During January and February 2016, the Company issued a total of 309,161 shares having an approximate value of $1.0 million in connection with the acquisition of the two transportation consulting and management services firms (see Note 3).

During February 2015, the Company issued 4,965 shares of common stock having an approximate value of twenty nine thousand dollars, in connection with the conversion of the Company’s 6.75% Convertible Debentures, which was recorded as a non-cash financing activity. The remaining principal of this debenture was redeemed on June 30, 2015.

On March 6, 2015, the Company issued 11,983,000 common shares for total gross cash proceeds of $69.1 million (Cdn $86.3 million) pursuant to the 2015 Bought Deal. The net proceeds of $66.7 million (Cdn $ 83.2 million) after commission and fees, were used to redeem the remaining principal amount of Cdn$ 6.75% Convertible Debentures on June 30, 2015, with the remaining balance used to pay down debt on the Company’s senior credit facility.

Common shares issued and outstanding are 96,769,684 at March 31, 2016.

10

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5. Common Shares (continued)

The changes in accumulated other comprehensive loss for foreign currency translation is as follows:

	2016	2015
Balance at June 30,	$(2,120)	$(7,122)
Foreign currency translation	(403)	4,948
Current period comprehensive (loss) income	(403)	4,948
Balance at March 31,	$(2,523)	$(2,174)

There were no reclassifications out of accumulated other comprehensive loss.

6. Earnings (Loss) Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Weighted-average shares outstanding-basic	96,698,310	87,142,940	96,524,078	84,479,102
Potential dilutive effect of shares to be issued
to settle the debentures	14,603,082	21,497,317	14,603,082	21,498,873
Weighted-average shares outstanding-diluted	111,301,392	108,640,257	111,127,160	105,977,975

The computations for basic and diluted income (loss) per common share are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Net income (loss) –basic	$3,769	$1,893	$(241)	$(3,325)
Add back: Interest expense on debentures (net of tax)	1,100	1,651	3,338	4,907
Net income used for diluted earnings per share	4,869	3,544	3,097	1,582

Basic income (loss) per share	$0.04	$0.02	$0.00	$(0.04)
Diluted income (loss) per share	$0.04	$0.02	$0.00	$(0.04)

The conversion of the convertible debentures is anti-dilutive for both the three and nine months ended March 31, 2016 and 2015.

Potential dilution arising from the conversion of the convertible debentures for both the three and nine months ended March 31, 2016 and 2015 were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

11

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes

The effective income tax rate was 38.6% and 41.8% for the three and nine months ended March 31, 2016. The effective income tax rate was 33.7% and 35.7% for the three and nine months ended March 31, 2015. The increase in both the quarter over quarter and year over year effective tax rates for the three and nine months ended March 31, 2016 was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income/losses before income taxes resulting from the operations in each country. As of March 31, 2016, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2015 balance of $0.5 million.

8. Stock-Based Compensation

The shareholders of the Company approved the EIP adoption and the initial allotment of Class B common shares available for issuance under the EIP by STA Holdings in December 2005. In November 2008 and November 2012, additional Class B common share allotments for issuance under the EIP were also approved by shareholders. Historically, Class B Series Two common shares were issued pursuant to the EIP while the Company was under the IPS structure, with Class B Series Three common shares utilized for share grants subsequent to March 2010 as the Company converted out of the IPS structure with the redemption of the Subordinated Notes earlier in fiscal 2010. The Class B common shares are accounted for as a liability upon issuance, as a result of a put option they contain.

In May 2015, the Company redeemed all of the remaining Class B Series Two common shares by exchanging the outstanding Class B Series Two common shares for Class B Series Three common shares, based on the fair market value of each class of shares. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

Class B common shares granted are fully vested on the grant date. These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B common shares are recorded as a component of other expense (income), in the consolidated statement of operations. The Company recorded an expense of $3.5 million and $1.7 million for the three months and nine months ended March 31, 2016, associated with the change in fair value on the Class B common shares. The Company recorded income of $1.2 million and $2.0 million for the three months and nine months ended March 31, 2015, associated with the change in fair value on the Class B common shares. The Company recorded $0.2 million and $0.6 million in dividend payments for the three and nine months ended March 31, 2016 and recorded $0.2 million and $0.7 million in dividend payments for the three and nine months ended March 31, 2015. These amounts are recorded as a component of other expense (income), in the consolidated statement of operations.

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8. Stock-Based Compensation (continued)

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended March 31, 2016
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2015	3,151,616	(1,194,286)	1,957,330
Grants	308,919	(125,344)	183,575
Redemptions	(6,105)	-	(6,105)
Shares outstanding at March 31, 2016	3,454,430	(1,319,630)	2,134,800

	For the nine months ended March 31, 2016
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2015	2,493,603	(902,392)	1,591,211
Grants	1,022,258	(417,238)	605,020
Redemptions	(61,431)	-	(61,431)
Shares outstanding at March 31, 2016	3,454,430	(1,319,630)	2,134,800

The Company recognized $1.0 and $4.0 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2016, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 6,105 and 61,431 shares were “put” back to the Company during the three months and nine months ended March 31, 2016. The Company paid twenty five thousand dollars and $0.3 million associated with these puts during the three and nine months ended March 31, 2016. The fair value of the Class B Series Three common shares outstanding at March 31, 2016 represented a liability of $11.1 million, of which $8.3 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is recorded in Class B Series Three common share liability.

	For the three months ended March 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2014	2,396,724	(823,857)	1,572,867
Grants	200,518	(78,535)	121,983
Redemptions	(133,112)	-	(133,112)
Shares outstanding at March 31, 2015	2,464,130	(902,392)	1,561,738

	For the nine months ended March 31, 2015
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	663,620	(236,241)	427,379
Redemptions	(271,483)	-	(271,483)
Shares outstanding at March 31, 2015	2,464,130	(902,392)	1,561,738

13

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

The Company recognized $1.2 and $4.2 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2015, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 133,112 and 271,483 shares were “put” back to the Company during the three months and nine months ended March 31, 2015. The Company paid $0.8 and $1.7 million associated with these puts during the three and nine months ended March 31, 2015. The fair value of the Class B Series Three common shares outstanding at March 31, 2015 represented a liability of $8.5 million, of which $6.1 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

9. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	March 31, 2016	June 30, 2015
Cash	$4,204	$5,333
Accounts receivable	$78,742	$55,275

Accounts payable	$841	$2,230
Other accrued liabilities	55,602	62,040
Class B Series Three share liability	11,093	7,349
Long-term debt (including portion due within one year)	267,740	204,936
Conversion right on 6.25% Convertible Debentures	300	9
Other long term liabilities	19,780	17,423
	$355,356	$293,987

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The Company’s long-term debt, which bears interest at both fixed and floating rates, has a carrying value that approximates fair value. The fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

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Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at March 31, 2016
	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$249	-	$249
Class B Series Three common share liability	-	11,093	-	11,093
Conversion right on US$ 6.25% Convertible Debentures	-	-	300	300
	$-	$11,342	$300	$11,642
As at June 30, 2015

	Level 1	Level 2	Level 3	Total
Interest rate swap	-	$337	-	$337
Class B Series Three common share liability	-	7,349	-	7,349
Conversion right on US$ 6.25% Convertible Debentures	-	-	9	9
	$-	$7,686	$9	$7,695

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and nine months ended March 31, 2016 and 2015, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the three months ended March 31,	2016	2015
Balance at December 31,	$3	$31
Total unrealized loss:
Non-cash loss on conversion feature	291	4
FX impact on conversion feature	6	(14)
Balance at March 31,	$300	$21

15

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

The increase in the fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 25.5% from 21.5% in the three months ended March 31, 2016. The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 16.5% from 13.5% in the three months ended March 31, 2015.

Conversion rights on US$ 6.25% Convertible Debentures
For the nine months ended March 31,	2016	2015
Balance at June 30,	$9	$236
Total unrealized loss (gain):
Non-cash loss (gain) on conversion feature	286	(219)
FX impact on conversion feature	5	4
Balance at March 31,	$300	$21

The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 25.5% from 17.0% in the nine months ended March 31, 2016. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 16.5% from 17.0% in the nine months ended March 31, 2015.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to an expense of $0.3 million and income of $0.2 million in the condensed consolidated statement of operations for the nine months ended March 31, 2016 and 2015, respectively.

There were no transfers within the fair value hierarchy during the nine months ended March 31, 2016.

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the

16

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain of $0.1 million and thirty six thousand dollars for the nine months ended March 31, 2016 and 2015, respectively, in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.2 million as at March 31, 2016. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Cdn$ 6.25% Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Cdn$ 6.25% Convertible Debenture interest payments.

The Company prepares its financial statements in U.S. dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.6 million and a loss of $1.4 million in the three and nine months ended March 31, 2016 on the translation of its monthly dividends into U.S. dollars. Both of these transactions are recorded in foreign currency loss (gain) in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas

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9. Financial Instruments (continued)

segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10. Impairment

On at least a quarterly basis, or as indicators of impairment are present, the Company performs an impairment analysis for its oil and gas assets (the “ceiling test”). Under US GAAP, the ceiling test requires the Company to use tax effected discount cash flows using a present value technique. The pricing assumption used in each ceiling test is defined as the twelve month average of realized prices for the current quarter end period. As both oil and natural gas prices have continued to decline over the last twelve to eighteen months (an indication of impairment) the results of the ceiling test led the Company to record an impairment charge of $1.2 million for the nine months ended March 31, 2016. Subsequent changes in the estimates of discounted cash flows and/or the pricing assumptions used in the ceiling test could result in further impairment in the future.

11. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Revenue
Transportation	$172,996	$155,967	$432,947	$399,888
Oil and gas	245	347	1,057	2,409
	$173,241	$156,314	$434,004	$402,297
Operating earnings (losses)
Transportation	$12,619	$7,337	$14,081	$6,914
Oil and gas	(409)	(344)	(2,420)	(321)
	12,210	6,993	11,661	6,593
Unallocated expenses	6,072	4,137	12,075	11,768
Income tax expense (benefit)	2,369	963	(173)	(1,850)
Net income (loss)	$3,769	$1,893	$(241)	$(3,325)

18

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Segment Information (continued)

	As at	As at
	March 31, 2016	June 30, 2015
Total Assets
Transportation	$560,255	$527,291
Oil and gas	6,606	8,636
	$566,861	$535,927

12. Related Party Transactions

The Company utilized a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provided consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer was a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services were provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non-contractual basis. The Company paid the transportation equipment dealer $0.5 million for the nine months ended March 31, 2015. In April 2015, the Company terminated the agreement and began to perform these services directly with internal resources.

These transactions were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

13. Commitments and Contingencies

During the nine months ended March 31, 2016, the Company entered into additional operating leases with ten major financial institutions to lease approximately $72.2 million in growth and replacement school vehicles for the 2015-2016 school year. The term of these leases is six years at effective fixed rates in the range of 2.6% to 4.2%. Annual lease payments on these additional leases will approximate $10.2 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

19

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the three and nine months ended March 31, 2016

(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	March 31, 2016	June 30, 2015
Prepaid Expenses
Prepaid Insurance	$9,531	$7,098
Other	5,220	2,623
	$14,751	$9,721
Other Current Assets
Fuel Tax Receivable	$3,010	$1,799
Other	2,461	1,644
	$5,471	$3,443

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$7,655	$8,483
Dividends Payable	13,637	14,096
Insurance	11,587	9,111
Wages and Benefits	13,212	5,175
Class B Shares	8,257	5,356
Taxes Payable	1,721	1,259
Deferred Revenue	2,014	655
Accrued Fixed Assets	-	20,983
Interest Payable	1,799	6
Other	3,977	2,272
	$63,859	$67,396

Other liabilities
Insurance	$18,249	$16,756
Other	1,831	676
	$20,080	$17,432

15. Subsequent Events

On April 11, 2016 the Company acquired and cancelled the 5.0 million shares held by SNCF-Participations (“SNCF-P”), formerly the Company’s largest shareholder for approximately $23.5 million. The sale by SNCF-P was part of their previously announced strategy to divest a group of transportation and logistics companies considered as “non-core assets” in their investment portfolio.

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